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                           January 3, 2024

       Alex G. Howarth
       Chief Financial Officer
       Madrigal Pharmaceuticals, Inc.
       Four Tower Bridge
       200 Barr Harbor Drive, Suite 200
       West Conshohocken, PA 19428

                                                        Re: Madrigal
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response Dated
December 14, 2023
                                                            File No. 001-33277

       Dear Alex G. Howarth:

              We have reviewed your December 14, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Research and Development, page 65

   1. We note your response to prior comment 2. For each period presented in your financial statements, please
revise future MD&A to provide a quantified breakdown of research and development expenses by
the type or nature of expense.
 Alex G. Howarth
Madrigal Pharmaceuticals, Inc.
January 3, 2024
Page 2

       Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameAlex G. Howarth                       Sincerely,
Comapany NameMadrigal Pharmaceuticals, Inc.
                                                        Division of Corporation
Finance
January 3, 2024 Page 2                                  Office of Life Sciences
FirstName LastName